EXHIBIT 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to April 1, 2021

March 22, 2021	Transaction in Own Shares

March 24, 2021	Transaction in Own Shares

March 25, 2021	Transaction in Own Shares

March 26, 2021	Transaction in Own Shares

March 29, 2021	Transaction in Own Shares

March 30, 2021	Transaction in Own Shares

March 31, 2021	Transaction in Own Shares

April 1, 2021	Transaction in Own Shares